UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number 001-31269

ALCON, INC.
(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
 41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 5.	EXHIBITS

ITEM 1.                      CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	September 30,	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$2,519	$2,449
Short term investments	378	564
Trade receivables, net	1,332	1,168
Inventories	656	574
Deferred income tax assets	159	221
Other current assets	230	243

Total current assets	5,274	5,219

Long term investments	150	24
Property, plant and equipment, net	1,246	1,138
Intangible assets, net	259	91
Goodwill	690	645
Long term deferred income tax assets	398	342
Other assets	138	92

Total assets	$8,155	$7,551

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$284	$199
Short term borrowings	664	1,059
Current maturities of long term debt	1	1
Other current liabilities	1,003	931

Total current liabilities	1,952	2,190

Long term debt, net of current maturities	60	61
Long term deferred income tax liabilities	62	22
Other long term liabilities	681	587
Contingencies
Shareholders' equity:
Common shares, par value CHF 0.20 per share; 320,254,200
shares authorized, 303,841,904 shares issued and
298,983,807 shares outstanding at September 30, 2009;
321,297,600 shares authorized, 304,722,706 shares issued and 298,648,353 shares outstanding at December 31, 2008	42	42
Additional paid-in capital	1,508	1,449
Accumulated other comprehensive income	213	80
Retained earnings	4,076	3,699
Treasury shares, at cost; 4,858,097 shares at September 30, 2009
and 6,074,353 shares at December 31, 2008	(439)	(579)

Total shareholders' equity	5,400	4,691

Total liabilities and shareholders' equity	$8,155	$7,551

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Sales	$1,614	$1,524	$4,784	$4,796
Cost of goods sold	399	348	1,168	1,161

Gross profit	1,215	1,176	3,616	3,635

Selling, general and administrative	474	501	1,414	1,512
Research and development	158	174	461	461
Amortization of intangibles	5	7	17	22

Operating income	578	494	1,724	1,640

Other income (expense):
Gain (loss) from foreign currency, net	-	(10)	(1)	(7)
Interest income	13	20	37	66
Interest expense	(3)	(13)	(13)	(45)
Other, net	6	(42)	12	(52)

Earnings before income taxes	594	449	1,759	1,602

Income taxes	79	(178)	210	(21)

Net earnings	$515	$627	$1,549	$1,623

Basic earnings per common share	$1.72	$2.10	$5.19	$5.44

Diluted earnings per common share	$1.71	$2.07	$5.15	$5.38

Basic weighted average common shares	298,875,564	299,076,483	298,734,923	298,428,116

Diluted weighted average common shares	301,894,468	302,636,080	300,856,409	301,920,346

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Nine months ended September 30,
	2009	2008

Cash provided by (used in) operating activities:
Net earnings	$1,549	$1,623
Adjustments to reconcile net earnings to cash provided from
operating activities:
Depreciation	142	128
Amortization of intangibles	17	22
Share-based payments	58	70
Tax benefits from share-based compensation	2	8
Deferred income taxes	41	(118)
Loss on sale of assets	61	9
Unrealized depreciation (appreciation) on trading securities	(73)	41
Other, net	(3)	7
Changes in operating assets and liabilities:
Trade receivables	(123)	(15)
Inventories	(34)	13
Other assets	(22)	24
Accounts payable	79	20
Other current liabilities	59	41
Other long term liabilities	22	(178)

Net cash from operating activities	1,775	1,695

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(226)	(215)
Acquisition of business, net of cash acquired	(149)	--
Purchases of intangible assets	(4)	(28)
Purchases of investments	(795)	(816)
Proceeds from sales and maturities of investments	917	831
Other, net	7	4

Net cash from investing activities	(250)	(224)

Cash provided by (used in) financing activities:
Repayment of short term debt	(436)	(498)
Repayment of long term debt	(1)	(2)
Dividends on common shares	(1,048)	(750)
Acquisition of treasury shares	(5)	(44)
Proceeds from exercise of stock options	21	120
Tax benefits from share-based payment arrangements	2	51

Net cash from financing activities	(1,467)	(1,123)

Effect of exchange rates on cash and cash equivalents	12	9

Net increase (decrease) in cash and cash equivalents	70	357
Cash and cash equivalents, beginning of period	2,449	2,134

Cash and cash equivalents, end of period	$2,519	$2,491

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(1) Condensed Consolidated Financial Statements

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"), which owned 156,076,263 common shares of Alcon at September 30, 2009, as discussed in note 13.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the "Company") are unaudited.  Amounts presented at December 31, 2008 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP.  Actual results could differ from those estimates.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented.  Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

Management has evaluated subsequent events through the time that this report was filed on October 28, 2009.

(2) Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period.  The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding.  Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Basic weighted average common shares
outstanding	298,875,564	299,076,483	298,734,923	298,428,116
Effect of dilutive securities:
Employee stock options	2,093,341	2,764,070	1,662,213	2,906,599
Share-settled stock appreciation rights	597,588	567,965	219,180	401,845
Share-settled restricted share units	245,869	82,301	145,650	51,615
Contingent restricted common shares	82,106	145,261	94,443	132,171

Diluted weighted average common shares
outstanding	301,894,468	302,636,080	300,856,409	301,920,346

Certain executives of the Company had deferred the receipt of 118,180 and 146,451 Alcon common shares at September 30, 2009 and 2008, respectively, into the Alcon Executive Deferred Compensation Plan ("DCP").  Alcon

common shares held in the DCP were reflected as outstanding in the condensed consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the periods ended September 30, 2009 and 2008 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2009	2008

Stock options	135,822	125
Share-settled stock appreciation rights	1,014,895	16,916

The effect of their inclusion would have been anti-dilutive.

(3) Cash Flows—Supplemental Disclosure

	Nine months ended September 30,
	2009	2008
Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$11	$45

Income taxes	$180	$176

Access to Cash Equivalents

During 2008, Lehman Brothers International (Europe) London filed for administration in England.  At that time, the Company's cash and cash equivalents included $707.0 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement.  After the securities were released, Nestlé invoiced the Company in December 2008 and, in 2009, the Company reimbursed Nestlé for a total of $5.2 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) London (in administration) related to the release of the short-term securities held in the custodial account.  This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe) London.

(4) Supplemental Balance Sheet Information

	September 30,	December 31,
	2009	2008
Inventories, at Lower of Cost or Market
Finished products	$383	$358
Work in process	56	40
Raw materials	217	176

Total	$656	$574

	September 30,	December 31,
	2009	2008
Property, Plant and Equipment, Net
Property, plant and equipment, at cost	$2,573	$2,318
Accumulated depreciation	(1,327)	(1,180)

Total	$1,246	$1,138

	September 30, 2009	December 31, 2008

Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$274	$194
Unrealized gains (losses) on investments, net of income taxes	42	(10)
Unrecognized postretirement benefits (losses) and prior service costs,
net of tax benefits	(103)	(104)

Total	$213	$80

(5) Investments

At September 30, 2009 and December 31, 2008, investments were:

	September 30, 2009	December 31, 2008
Short term investments:
Trading securities	$31	$433
Available-for-sale investments	347	131

Total short term investments	$378	$564

Long term investments—available-for-sale investments	$150	$24

At September 30, 2009 and December 31, 2008, trading securities were:

	September 30, 2009		December 31, 2008
	Net	Estimated	Net	Estimated
	Unrealized	Fair	Unrealized	Fair
	Gains (Losses)	Value	Gains (Losses)	Value

Total trading securities	$(12)	$31	$(85)	$433

At September 30, 2009, available-for-sale investments were:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
U.S. government and agency securities	$88	$--	$--	$88
Mortgage-backed securities fund	72	6	--	78
Mortgage-backed securities	8	--	--	8
Senior secured bank loans fund	129	21	--	150
Corporate debt securities	22	1	--	23

Total short term investments	319	28	--	347

Long term investments:
U.S. government and agency securities	25	--	--	25
Mortgage-backed securities	62	4	--	66
Corporate debt securities	15	1	--	16
Equity securities	20	8	--	28
Other investments	14	1	--	15

Total long term investments	136	14	--	150

Total available-for-sale investments	$455	$42	$--	$497

The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

At December 31, 2008, available-for-sale investments were:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
Mortgage-backed securities	$58	$1	$--	$59
Senior secured bank loans fund	83	--	(11)	72

Total short term investments	141	1	(11)	131

Long term investments:
U.S. government and agency securities	2	--	--	2
Equity securities	20	--	--	20
Other investments	2	--	--	2

Total long term investments	24	--	--	24

Total available-for-sale investments	$165	$1	$(11)	$155

The contractual maturities of available-for-sale investments at September 30, 2009 were:

	Amortized	Estimated
	Cost	Fair Value

Securities not due at a single maturity date*	$214	$242
Other debt securities, maturing:
Within one year	67	67
After 1 year through 10 years	78	79
After 10 years through 15 years	11	12
Beyond 15 years	63	67

Total debt securities recorded at market	433	467

Equity and other investments	22	30

Total available-for-sale investments	$455	$497

*Mortgage-backed securities fund, a senior secured bank loans fund and certain other investments.

Activities related to available-for-sale investments were as shown below.  The cost of securities sold was based on the specific identification method.

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Proceeds from sales and principal repayments	$186	$2	$634	$7

Gross realized gains on sales	2	1	5	1

Gross realized losses on sales	(1)	(1)	(3)	(1)

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders’ equity at September 30, 2009 and December 31, 2008 were $42 and $(10), respectively.

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Changes in unrealized holding gains (losses) arising during the period	$26	$(15)	$55	$(21)
Reclassification adjustment for losses (gains) included in net income	(2)	4	(3)	5

Changes in net unrealized gains (losses) on investments, net of taxes	$24	$(11)	$52	$(16)

As of September 30, 2009, there were no gross unrealized losses on available-for-sale investments.  As of December 31, 2008, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Short term investments:
Senior secured bank loans fund	$--	$--	$72	$(11)	$72	$(11)

Long term investments:
Other investments	2	--	--	--	2	--

Total available-for-sale investments, December 31, 2008	$2	$--	$72	$(11)	$74	$(11)

Investment Income

In the condensed consolidated statements of earnings, other, net, included gains (losses) on investments as follows:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Realized gains (losses) on sale of investments	$(3)	$(7)	$(61)	$(8)
Net unrealized gains (losses) on investments
classified as trading securities	7	(31)	73	(41)

Net gains (losses) on investments	$4	$(38)	$12	$(49)

 (6) Fair Value of Financial Instruments

At September 30, 2009 and December 31, 2008, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt.  The estimated fair value of certain of these financial instruments is provided below.  Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amounts approximate fair values at the respective balance sheet dates.  The fair values of long term debt were based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities.  The fair values of investments were determined as discussed below.

	September 30, 2009		December 31, 2008
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:
Short term trading and available-for-sale investments	$378	$378	$564	$564
Long term available-for-sale investments	150	150	24	24
Forward exchange contracts	4	4	10	10
Interest rate swaps	1	1	1	1

Liabilities:
Long term debt, excluding capital lease obligations	61	61	62	62
Forward exchange and option contracts	2	2	5	5

Financial instruments, such as equity and fixed income securities, other investments and derivatives, were presented at fair value.  Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date.  Where available, fair value is based on or derived from observable market prices or parameters.  Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied.  These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

Financial assets and liabilities recorded at fair value in the condensed consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair value.  These categories, from lowest to highest based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of each instrument's anticipated life.

The Company's assets generally included in this fair value category are various government agency securities, certain investment funds, mortgage backed securities, collateralized mortgage obligations, foreign exchange derivatives and interest rate derivatives.  Foreign exchange derivatives and interest rate derivatives are valued using corroborated, observable market data.  The Company's liabilities generally included in this fair value category consist of certain foreign exchange derivatives.

Level 3 – Inputs are unobservable inputs for the assets or liabilities.  These inputs reflect management’s best estimate of what market participants would use in pricing the assets or liabilities at the measurement date.

Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, the Company's assets carried at fair value included in this category are various investment funds.  The Company had no liabilities carried at fair value in this category at September 30, 2009 and December 31, 2008.

The Company's level 3 financial investments are held in funds professionally managed by investment managers.  The net asset values are furnished in statements received from fund custodians whose statements reflect valuations conducted according to their respective fund pricing policies and asset types.  The complete details of the fund holdings of several of the Company's professionally managed funds may be unavailable at times, limiting the Company’s ability to look through to the underlying assets at the date the financial statements are prepared.  Because of these constraints, the Company classifies these fund investments as Level 3.

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest level of input that is significant to the fair value measurement.

	Fair Value as of September 30, 2009
	Level 1	Level 2	Level 3	Total

Financial Assets
Trading securities	$--	$--	$31	$31
Available-for-sale securities	30	467	--	497
Foreign exchange derivatives	--	4	--	4
Interest rate derivatives	--	1	--	1

Total	$30	$472	$31	$533

Financial Liabilities
Foreign exchange derivatives	$--	$2	$--	$2

Total	$--	$2	$--	$2

	Fair Value as of December 31 , 2008
	Level 1	Level 2	Level 3	Total

Financial Assets
Trading securities	$--	$172	$261	$433
Available-for-sale securities	22	133	--	155
Foreign exchange derivatives	--	10	--	10
Interest rate derivatives	--	1	--	1

Total	$22	$316	$261	$599

Financial Liabilities
Foreign exchange derivatives	$--	$5	$--	$5

Total	$--	$5	$--	$5

Level 3 Gains and Losses

At September 30, 2009, trading securities were the only type of financial assets included in Level 3.  The trading securities were professionally managed investment funds, which included hedge funds of $31.  The financial assets and liabilities included in Level 3 were approximately 6% of the total amounts measured at fair value on a recurring basis.  The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of correlation valuation techniques. The valuation was based on the net asset values as furnished by the funds' custodians.  If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, even though many of such fund's individual holdings may meet the definition of Level 1 or Level 2.

Total gains or losses (realized and unrealized) for financial assets and liabilities classified as Level 3 that were included in earnings were a component of other, net, in the condensed consolidated statements of earnings.  For the nine months ended September 30, 2009, there were net gains (realized and unrealized) of $6 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $236.  Realized and unrealized net gains during the period were approximately 3% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the nine months ended September 30, 2009:

Nine Months Ended September 30, 2009
Fair Value Measurements Using
Significant Unobservable Inputs (Level 3)
Trading
Securities

Beginning balance	$261
Total gains or losses (realized/unrealized)	6
Included in earnings

Proceeds on sales and maturities	(236)

Ending balance	$31

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

	Three months ended	Nine months ended
	September 30, 2009	September 30, 2009

Total gains or losses included in earnings for the period	$2	$6

Change in unrealized gains (losses) related to assets held at
reporting date	$3	$3

At September 30, 2008, there were two types of financial assets and liabilities included in Level 3:  trading securities and interest rate derivatives.

Total gains or losses (realized and unrealized) included in earnings before income taxes for financial assets and liabilities classified as Level 3 were a component of other, net, in the condensed consolidated statements of earnings.  For the nine months ended September 30, 2008, there were losses (realized and unrealized) of $38 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $153.  No amounts were recognized in other comprehensive income related to the foreign exchange impact on the Level 3 interest rate derivatives.  Realized and unrealized losses during the period were approximately 7.9% of the beginning balance for Level 3 trading securities and did not negatively affect or impact operations, liquidity, or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the nine months ended September 30, 2008:

	Fair Value Measurements Using
	Significant Unobservable Inputs (Level 3)
	Trading	Interest Rate
	Securities	Derivatives	Total

Beginning balance	$486	$(3)	$483
Total gains or losses (realized/unrealized)
Included in earnings	(38)	--	(38)

Proceeds on sales	(153)	3	(150)

Ending balance	$295	$--	$295

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

	Three months ended	Nine months ended
	September 30, 2008	September 30, 2008

Total gains (losses) included in earnings for the period	$(31)	$(38)

Change in unrealized gains (losses) related to assets held at
reporting date	$(24)	$(30)

Valuation Techniques

Valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types:  market approach, income approach and cost approach.  The Company valued its Level 3 financial assets and liabilities at September 30, 2009 and 2008 primarily using the market approach and, to a lesser extent, the income approach.

Market Approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.  Valuation techniques consistent with the market approach include comparables.  A majority of the Company's balances measured at fair value on a recurring basis were valued using the market approach.  Most measurements were market quotes or were obtained from other reliable market sources.  The Company did not use market indices for valuing material balances measured at fair value.

Income Approach.  Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount.  The measurement is based on the value indicated by current market expectations about those future amounts.  Examples of income approach valuation techniques include present value techniques, option-pricing models, and binomial or lattice models that incorporate present value techniques and option-pricing models.  The Company valued certain derivatives, in part or whole, using the income approach.

Cost Approach.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset.  The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

These valuation approaches are consistent with generally accepted valuation methodologies.  While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation technique(s) may be used.  Professionally managed investment funds may use a combination of market, income and cost approaches.  The process of selecting which valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

In April 2009, the Financial Accounting Standards Board ("FASB") issued guidance for both estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly.  If there has been a significant decrease in the volume and level of activity for an asset or liability, transactions or quoted prices may not be determinative of fair value and would require further analysis or adjustment in a fair value assessment.  Similarly, if a transaction is determined to be not orderly, significant adjustment to transaction prices may be necessary in order to estimate fair value using those prices.  This guidance became effective for periods ending after June 15, 2009.  The Company determined the impact of its adoption on the Company’s consolidated financial statements was not significant.

Other-Than-Temporary Impairment of Available-for-Sale Investments

The Company reviews quarterly its available-for-sale investments to identify impaired equity and debt securities.  An individual security is impaired if the fair value of the investment is less than its amortized cost basis.  Impairment may be either temporary or other-than-temporary.

The Company normally reviews securities held in its portfolio that have been in a continuous loss position for twelve months or longer and securities whose fair value is significantly lower than its amortized cost basis.  Impairment is evaluated using a combination of quantitative and qualitative factors such as considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the Company's ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity.  If impairment is determined to be other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

In April 2009, the FASB issued guidance on assessing other-than-temporary investments on debt securities.  Under U.S. GAAP, if debt securities are evaluated for impairment, management must assess its intent and ability to hold the security until recovery in its impairment analysis.  The additional guidance states that, in its impairment analysis of debt securities, management must assess whether it does not have the intent to sell the security before maturity and it is more likely than not that it will not have to sell the security before recovery of its cost basis.  This guidance became effective for periods ending after June 15, 2009.  The Company determined the impact of its adoption on the Company’s consolidated financial statements was not significant.

In addition, the Company assesses whether there are probable credit losses associated with impaired available-for-sale debt securities.  The portion of an other-than-temporary impairment of an available-for-sale debt security that is related to credit loss is recognized in earnings and the remainder of the difference between the cost basis of the debt security and its fair value is recorded in other comprehensive income.

The Company determined that, at September 30, 2009, there were no unrealized losses on available-for-sale investments that were other-than-temporarily impaired.

(7) Intangible Assets and Goodwill

	September 30, 2009		December 31, 2008
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible Assets
Subject to Amortization:
Licensed technology	$333	$(294)	$328	$(284)
Patents	106	(23)	29	(22)
Other	124	(91)	129	(89)
	563	(408)	486	(395)
Not Subject to Amortization:
Purchased in process research and development assets	104	--	--	--

Total Intangible Assets	$667	$(408)	$486	$(395)

Certain 2008 details have been reclassified in the table above to conform to the current period presentation.

For an explanation of significant changes to intangible assets, see note 15, "ESBATech AG Acquisition."

	United States	International
	Segment	Segment	Total
Goodwill
Balance, December 31, 2008	$403	$242	$645
Business acquisition	18	22	40
Impact of changes in foreign exchange rates	3	2	5

Balance, September 30, 2009	$424	$266	$690

(8) Short Term Borrowings and Long Term Debt

	September 30,	December 31,
	2009	2008

Short Term Borrowings
Lines of credit	$285	$311
Commercial paper	308	622
From affiliates	25	97
Bank overdrafts	46	29

Total short term borrowings	$664	$1,059

At September 30, 2009, the Company had unsecured credit and commercial paper facilities totaling $2,706, including bank overdraft agreements, with third parties that were denominated in various currencies.  As of September 30, 2009, total borrowings from Nestlé and its subsidiaries were $25 under unsecured revolving credit facilities of $269.

	September 30,	December 31,
	2009	2008

Long Term Debt
License obligations	$4	$5
Bank loan	57	56
Other	--	1

Total long term debt	61	62
Less current maturities of long term debt	1	1

Long term debt, net of current maturities	$60	$61

(9) Income Taxes

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and other foreign jurisdictions.  With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003.  In the first quarter of 2007, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2003 through 2005 that was substantially completed in May 2009.  In June 2009, the IRS commenced an examination of the Company’s U.S. income tax returns for 2006 and 2007 that is anticipated to be completed by the end of 2010.  In May 2009, the IRS and the Company entered the Compliance Assurance Process (“CAP”) program for 2009.  The Company also currently is subject to income tax examinations by various state, local and other foreign tax authorities.  In addition, in June 2009, the Company and the IRS signed an advance pricing agreement (“APA”) contract memorializing the mutual agreement letter between Switzerland and the United States for years through 2014 that covers all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions.  Finally, during the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012.  The Company expects that the Japanese-Swiss APA will be concluded in 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations.  Tax authorities throughout the world, from time to time, routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues.  The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves").  Management believes that the Tax Reserves are fairly stated and that the possibility of a significant increase during the next 12 months in the total amounts of unrecognized tax benefits reflected in the Tax Reserves related to periods through the end of this reporting period is remote.  However, the Company believes it is reasonably possible that approximately 80% of the Tax Reserves could be eliminated during the next 12 months as a result of actual payment of amounts included in the Tax Reserves and/or developments in various audits concerning multiple issues, including transfer pricing concerns.

The total amount of gross unrecognized tax benefits included in the Tax Reserves decreased by $13 to $117 in the first nine months of 2009.  The net decrease in unrecognized tax benefits reflects net reductions related to progress on audit settlements, APA negotiations, the lapse of statutes of limitations and other minor items.  The amount that would impact the effective tax rate, if recognized, decreased by $6 to $114 for the first nine months of 2009.  The Company's policy is to classify interest and penalties in income tax expense.  The gross amount of interest and penalties accrued as part of Tax Reserves did not change significantly during the first nine months of 2009.  At September 30, 2009, the condensed consolidated balance sheet included $16 in other current liabilities and $18 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.

(10) Business Segments

The Company conducts its global business through two business segments:  Alcon United States and Alcon International.  Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico.  Alcon United States operating income is derived from operating profits within the United States.  Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).  Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment.  Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

					Depreciation and
	Sales		Operating Income		Amortization
Three months ended September 30,	2009	2008	2009	2008	2009	2008

United States	$733	$681	$438	$382	$12	$10
International	881	843	357	339	23	22

Segments total	1,614	1,524	795	721	35	32

Manufacturing operations	--	--	(14)	(18)	13	11
Research and development	--	--	(136)	(152)	4	4
General corporate	--	--	(50)	(40)	3	3
Share-based compensation	--	--	(17)	(17)	--	--

Total	$1,614	$1,524	$578	$494	$55	$50

					Depreciation and
	Sales		Operating Income		Amortization
Nine months ended September 30,	2009	2008	2009	2008	2009	2008

United States	$2,181	$2,141	$1,266	$1,186	$35	$34
International	2,603	2,655	1,108	1,084	65	63

Segments total	4,784	4,796	2,374	2,270	100	97

Manufacturing operations	--	--	(50)	(42)	37	34
Research and development	--	--	(392)	(386)	13	12
General corporate	--	--	(149)	(131)	9	7
Share-based compensation	--	--	(59)	(71)	--	--

Total	$4,784	$4,796	$1,724	$1,640	$159	$150

 Certain 2008 expenses were reclassified to align with the 2009 reporting structure, the most significant of which was to move the operating expenses of the Swiss service center from the general corporate function to the International business segment.

On February 11, 2009, the Company announced that it has initiated programs to align its operations with the evolving economic conditions and market environment.  These programs included a staffing reduction of approximately 260 employee positions that resulted in a pre-tax charge of $19 for the nine months ended September 30, 2009, which was included in general corporate expenses.

(11) Share-Based Compensation Plans

On February 10, 2009, pursuant to the 2002 Alcon Incentive Plan, the Company's board of directors approved the grant, effective February 17, 2009, to certain employees of share-settled stock appreciation rights ("SSARs") and stock options for approximately 2.1 million Alcon common shares.  The exercise price of a SSAR or an option was set at the closing market price of one Alcon common share, as reported by the New York Stock Exchange on the date of the grant, February 17, 2009, which was $87.09 per share.  The SSARs and stock options are scheduled to become exercisable in 2012 and expire in 2019.  The board also approved the grant, effective February 17, 2009, to certain employees of approximately 420,000 share-settled restricted share units ("RSUs").  The RSUs vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 62.  The Company's board of directors also approved the grant, effective February 17, 2009, of approximately 47,000 performance share units to senior executive officers and other selected executives.  The performance share units are designed to award additional compensation in the form of Alcon shares if earnings per share targets during a three-year period are met.  The final award may be adjusted by a total shareholder return multiplier.  The performance share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 62.

On May 5, 2009, the Company’s board of directors approved an award effective May 8, 2009 to each non-employee director of Alcon of 3,150 SSARs and 700 RSUs.  The exercise price of a SSAR was set at the closing price of one Alcon common share, as reported on the New York Stock Exchange on the date of grant, May 8, 2009, which was $96.02 per share.  Both the SSARs and RSUs have a three-year cliff vesting period from the date of grant.  A non-employee director is a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon.

The weighted average grant-date "fair value” of SSARs and stock options granted during the period ended September 30, 2009 was $18.88 per instrument.  The "fair value" of each SSAR and stock option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Nine months ended
September 30, 2009

Expected volatility	31.5%
Risk-free interest rate	1.66%
Expected dividend yield	3.0%
Expected term	5 years

The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company when compared to the length of the term of the instruments, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company's historic dividend yield since 2003, projected dividend increases and other relevant information.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Restricted share units are recognized over the required service period at the closing market price for Alcon common shares on the date of grant.

The weighted average grant-date "fair value" of performance share units granted during the period ended September 30, 2009 was $86.39 per instrument.  The "fair value" of each performance share unit was estimated as of the date of grant using a Monte Carlo valuation model with the following weighted average assumptions:

Nine months ended
September 30, 2009

Expected volatility	31.5%
Risk-free interest rate	1.22%
Expected dividend yield	3.0%
Expected term	3 years

Forfeitures were estimated based on historical experience.

If factors change and the Company employs different assumptions in the valuation of share-based payments in future periods, the compensation expense that the Company records may differ significantly from what the Company has recorded in the current period.

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the related share-based awards, with the acceleration of expense for individuals meeting the requirements to retire as described above.

  The effects of share-based equity awards on operating income and net earnings were:

	Three months ended September 30,
	2009	2008

Total share-based equity award costs applicable for period	$17	$17
Costs capitalized in inventory	--	--

Costs recognized in operating income	17	17
Less tax benefit recognized in net earnings	5	5

Reduction to net earnings	$12	$12

	Nine months ended September 30,
	2009	2008

Total share-based equity award costs applicable for period	$58	$71
Costs capitalized in inventory	--	--

Costs recognized in operating income	58	71
Less tax benefit recognized in net earnings	18	23

Reduction to net earnings	$40	$48

The effects of share-based liability awards on operating income for the three months ended September 30, 2009 and 2008 were a decrease of $1 and an increase of less than $1, respectively.  The effects of share-based liability awards on operating income for the nine months ended September 30, 2009 and 2008 were a decrease of $2 and an increase of less than $1, respectively.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the 2002 Alcon Incentive Plan.  At September 30, 2009, the Company has reserved approximately 13.0 million Alcon common shares for issuance pursuant to the 2002 Alcon Incentive Plan.

      The Company's board of directors previously authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the 2002 Alcon Incentive Plan.  At September 30, 2009, outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 1.8 million Alcon common shares.  The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and prior to January 1, 2008.

(12) Pension and Postretirement Benefits

Components of net periodic benefit costs:

	Pension Benefits		Postretirement Benefits
Three months ended September 30,	2009	2008	2009	2008

Service cost	$7	$6	$3	$3
Interest cost	8	6	4	4
Expected return on assets	(2)	--	(2)	(2)
Prior service cost	(1)	(1)	--	--
Net losses (gains)	3	2	1	--

Net periodic benefit cost	$15	$13	$6	$5

	Pension Benefits		Postretirement Benefits
Nine months ended September 30,	2009	2008	2009	2008

Service cost	$17	$18	$10	$10
Interest cost	21	18	12	11
Expected return on assets	(3)	(1)	(7)	(8)
Prior service cost	(1)	(1)	--	--
Net losses (gains)	6	5	3	1

Net periodic benefit cost	$40	$39	$18	$14

Effective January 1, 2008, the Company adopted the measurement date provisions of the Compensation – Retirement Benefits Topic 715-20-65-1 of the Accounting Standards Codification (“ASC”), as adopted by the FASB.  The Company elected to utilize the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31.  Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $0.8, net of taxes) to retained earnings as of January 1, 2008.

The Company maintains an irrevocable Rabbi trust held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  At September 30, 2009, the accompanying condensed consolidated balance sheet included net assets of the trust (cash and cash equivalents of $44, short term investments of $215 and long term investments of $28) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

(13) Shareholders' Equity

(a)	Share Cancellation

On May 5, 2009, Alcon's shareholders approved the cancellation of 1,043,400 Alcon common shares, which the Company purchased during 2008.  After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2009.

(b)	Shareholder Agreement

On April 6, 2008, Nestlé and Novartis AG ("Novartis") executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commence on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a 20.5% premium above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

The consummation of a purchase and sale transaction under the Purchase and Option Agreement is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

(14) Commitments and Contingencies

Alcon, either alone or jointly with its commercial partners, has filed twelve patent infringement actions against five different generic drug companies.  With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of Alcon products, under what is known as an Abbreviated New Drug Application ("ANDA").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.  As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer HealthCare AG, and the third, which expires in 2020, is owned by Alcon.  The two Bayer HealthCare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer HealthCare's systemic moxifloxacin product, Avelox®.  Suit was filed by Alcon and Bayer HealthCare as co-plaintiffs against Teva relative to the Vigamox® ANDA on April 5, 2006 in the U.S. District Court in Delaware.  Bayer HealthCare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer HealthCare and Teva relative to the two Bayer HealthCare patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer HealthCare patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  Alcon remains the exclusive ophthalmic licensee under the Bayer HealthCare patents.  The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008.  Since then, Alcon has received a notice of allowance on a related patent application with claims that will cover the Vigamox® product and Teva's proposed generic product.  The issue fee has been paid on that application, and the patent should issue before the end of the year.   On October 19, 2009, the court ruled in Alcon’s favor on all counts, finding the Alcon patent to be valid and infringed by the proposed generic product.  Teva may appeal the ruling.  However, even if Teva were to succeed in having the District Court decision reversed on appeal, it would still have to address Alcon’s recently allowed second patent before competing with Alcon's Vigamox® product in September 2014 when the underlying Bayer patent expires.  If Teva were to win on appeal and overcome Alcon’s second patent, the resulting generic competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product.  Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent, which has not been challenged in this case and which expires on December 18, 2010.  In addition, Alcon has secured a six month pediatric extension to the patent coverage, which means this generic challenge poses no threat to the Patanol® product market prior to June 2011.  The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015.  Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana.  As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial had been scheduled for July 27, 2009, but was postponed and has now been rescheduled for April 26, 2010 (consolidated with the Sandoz case described below).  Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States until June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product.  Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA was also challenging Kyowa's composition patent on olopatadine, the active agent in Patanol®.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Barr ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr’s generic product would expire at the end of March 2010, nine months before the Kyowa composition patent expires.  Trial was scheduled for late April 2010.  However, in September 2009, Barr withdrew its ANDA and, consequently, is being dismissed from the suit.

The fourth patent infringement action was filed after Alcon received notice in late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by the recently granted pediatric extension).   Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex and Barr Patanol® product cases are pending) on January 8, 2009.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr’s generic product will expire in May 2011.  This case has been consolidated with the Apotex (Pataday®) case described below. Trial has not yet been scheduled in this case.  If Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States on June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA for 30 months (until June 2011), unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  In addition, because Apotex is the second filer, it is also subject to the first filer's 180-day exclusivity period, which could further delay its FDA approval. Trial has not yet been scheduled in this case.  If Apotex succeeds in overcoming both of the challenged patents and secures

FDA approval, then after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

Alcon received notice on January 15, 2009 that Sandoz Inc. (an affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon’s Patanol® product.  Similar to the Apotex ANDA on Patanol®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2011) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Trial has been scheduled for April 26, 2010, and consolidation with the above-described Apotex (Patanol®) suit has been ordered by the court.  Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, if Sandoz succeeds in overcoming the challenged patent and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The seventh ANDA patent suit was filed after Alcon received notice by letter dated March 17, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon's TRAVATAN® product containing 0.004% travoprost.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN®: U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  With the exception of the '383 patent, which expires in 2013, all of the patents will expire in December 2014.  Alcon filed suit against Barr in the U.S. District Court in Delaware on April 30, 2009 and thereby secured the statutory 30-month stay on FDA approval of the generic product.  The FDA must delay any approval of the Barr ANDA until September 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has not yet been scheduled in this case.  Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon’s TRAVATAN® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The eighth patent suit was filed after Sandoz Canada Inc. (an affiliate of Novartis) notified Alcon Canada by letter dated April 9, 2009, that Sandoz had filed an Abbreviated New Drug Submission (ANDS) seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Sandoz ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016.  Alcon and Kyowa filed suit on May 25, 2009 in the Federal Court in Toronto, thereby securing a 24-month delay (until May 25, 2011) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Trial has not yet been scheduled in this case.  Should Sandoz succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

The ninth ANDA patent suit was filed after Alcon received notice by letter dated June 1, 2009, that Par Pharmaceutical, Inc. had filed a Paragraph IV certification with its two ANDAs for generic versions of Alcon’s TRAVATAN® and TRAVATAN Z® products.  Par is challenging the following patents listed in the Orange Book for TRAVATAN® and TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; 6,011,062; 6,503,497; and 6,849,253.  All of these patents will expire by the end of 2014.  On July 1, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Par ANDAs until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has not yet been scheduled in this case, which has been consolidated with the above-described Barr (TRAVATAN®) suit.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Par succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling generic travoprost products that would compete with Alcon’s TRAVATAN ® and TRAVATAN Z® products in the United States in December 2011.  Such competition would be expected to impact significantly the Company’s sales and profits.

The tenth ANDA patent suit was filed after Alcon received notice by letter dated June 24, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon’s TRAVATAN Z® product.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,889,052; 6,503,497; and 6,849,253.  All of the patents will expire by the end of 2014.  On July 13, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has not yet been scheduled in this case, which has been consolidated with the above-described Barr (TRAVATAN®) and Par (TRAVATAN® and TRAVATAN Z®) suits.  Subject to the possibility of the 180-day exclusivity period that could accrue to Par (as first filer) relative to the TRAVATAN Z® product, if Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon’s TRAVATAN Z® product in the United States in December 2011.  Such competition would be expected to impact significantly the Company’s sales and profits.

The eleventh ANDA patent suit was filed after Alcon received notice by letter dated September 11, 2009, that Apotex Corp. and Apotex Inc. had filed an ANDA for a generic version of Alcon's Travatan® product.  Apotex is challenging all five of the Orange Book listed patents for Travatan®: 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until March 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has not yet been scheduled in this case.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Apotex succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon’s TRAVATAN ® product in the United States in March 2012.  Such competition would be expected to impact significantly the Company’s sales and profits.

Alcon received notice dated October 19, 2009, that Apotex Corp. and Apotex Inc. have filed an ANDA challenging U.S. Patent No. 5,116,863, which covers Alcon's Patanase® olopatadine hydrochloride nasal spray solution. The patent, which is owned by Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., and licensed to Alcon, has a term extended by regulatory exclusivity that expires October 15, 2011.  Suit has not yet been filed.  Conservatively calculated, Alcon has until December 3, 2009, to file suit and avail itself of the statutory stay on FDA approval of the ANDA.  Assuming suit is filed by that date, the FDA could not approve the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  In this case, the 30-month period would extend beyond the expiration date of the challenged patent and is therefore inconsequential.  Alcon has additional pending patent applications that are potentially relevant to the Patanase® product, which are not currently listed in the FDA Orange Book, and which have not been challenged by Apotex.  These pending applications may or may not issue and may not cover the Patanase® product.   Should Apotex succeed in securing FDA approval and overcoming the challenged patent and any other applicable patents that may issue, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's Patanase® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc.  Synergetics asserts that it has suffered losses resulting from alleged unlawful/unfair practices and seeks a recovery that it claims could exceed $100.  Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics's products, particularly its line of light sources, light pipes and other accessories.  Synergetics also asserts that Alcon engaged in allegedly anti-competitive behaviors.  On June 23, 2008, the Company filed its answer and counterclaim in the District Court.

Synergetics subsequently amended its original Complaint, and on October 14, 2008, the Company filed its Motion to Dismiss Synergetics's First Amended Complaint.  On February 12, 2009, Synergetics filed a Motion for Summary Judgment relative to the Company’s counterclaims.  On February 23, 2009, the court granted the Company’s Motions to Dismiss based on Synergetics’s failure to properly plead its claims.  On March 6, 2009, Synergetics filed a Second Amended Complaint.  The Company then filed another Motion to Dismiss directed to the Second Amended Complaint.  That motion was granted in-part and denied in-part on June 4, 2009.  On July 9, 2009, the Court granted Synergetics’s Motion for Summary Judgment on the Company’s counterclaims.  A trial date in 2010 is expected but has not yet been scheduled by the court.  The Company believes that it has strong defenses to Synergetics’s claims and intends to vigorously defend itself in the case.

A subsidiary of the Company, Alcon Research, Ltd., filed a Complaint on October 9, 2008 against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip."  The suit was filed in the U.S. District Court for the Northern District of Texas in Fort Worth.  The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip.  In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the District Court award the Company its attorneys' fees and costs.  Synergetics has answered the Complaint and counterclaimed for a declaratory judgment of non-infringement and patent invalidity.  No trial date has been set.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On February 25, 2009, the Company, together with subsidiaries Alcon Laboratories, Inc. and Alcon Research, Ltd., filed a second suit against Synergetics in the U.S. District Court in Fort Worth.  This case alleges infringement of Alcon's U.S. Patent 5,318,560 directed to aspirating laser probes, as well as trademark infringement and unfair competition relating to Synergetics's unauthorized use of Alcon's marks (ALCON®, Accurus®, and Grieshaber®) on its website.  On March 20, 2009, these claims were added to an amended complaint in the '710 patent suit described immediately above, effectively merging the two suits.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.  Synergetics has requested that the U.S. Patent and Trademark Office reexamine both patents-in-suit and has filed a motion to stay the litigation pending a decision by the Patent Office.  On September 18, 2009, the Court granted the motion to stay the litigation.  Alcon has filed a motion for reconsideration.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company’s ReSTOR®, intraocular lens.  The patent, which expires at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  Alcon filed its Answer January 12, 2009.  The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  The case has been set for trial in August, 2010.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company’s sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Manufacturing, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product and, potentially, other products infringe the two patents.  The Company answered and counterclaimed on May 12, 2009.  Elan then moved to dismiss certain of the Company’s affirmative defenses and counterclaims.  The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company’s inequitable conduct counterclaims.  The case has been set for trial March 21, 2011.  The Company believes that it has strong defenses and intends to defend itself vigorously.  An adverse ruling by the court, however, could impact significantly the Company’s sales and profits.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement.  The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations.  Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products.  The Company operates in an industry susceptible to significant product liability claims.  Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

(15) ESBATech AG Acquisition

On September 15, 2009, the Company completed the acquisition of ESBATech AG, a Swiss biotechnology company. Alcon paid ESBATech shareholders $150 in cash at closing. In addition, the Company recorded the estimated fair value of possible contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. ESBATech is a clinical-stage biotechnology company that has been developing a pipeline of proprietary single-chain antibody fragment therapeutics for topical and local delivery for safe and convenient therapy. This acquisition provides the Company with additional research and development capabilities.

The ESBATech acquisition was recorded in accordance with the Business Combinations topic of the ASC.  Between the acquisition date and September 30, 2009, ESBATech had no revenues and its expenses were not significant.

The following table summarizes the components of the ESBATech purchase price:

Cash paid for ESBATech shares	$150
Estimated fair value of future contingent payments	71

Total purchase price	$221

The Company engaged a third-party valuation firm to assist it in determining the estimated fair values of in-process research and development, identifiable intangible assets and certain tangible assets as well as the future contingent payments.  Such a valuation requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates.  The Company is continuing to obtain information and evaluate these fair value estimates.  The Company's fair value estimates for these components of the transaction may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Present Value of Future Contingent Payments

In addition to the cash paid to the shareholders of ESBATech at the time of the acquisition, the Company is obligated to make contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. The fair value of these payments was estimated to be $71 and was included as a cost of the acquisition.

There are a number of milestones that could potentially lead to such payments to the former shareholders of ESBATech.  This valuation was based on the Company's estimates of the probability and timing of these contingent payments. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement, as described in note 6.  Each milestone was assigned a probability based on its current status.  The resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believes is appropriate and representative of a market participant assumption.  The probabilities assigned to payment streams ranged from 5% to 39%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

The fair value of these contingent payments will be reviewed on a periodic basis.  Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company’s results of operations.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values.  Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in connection with the acquisition of a business.  The Company believes that ESBATech’s use of inputs and processes qualify it as the acquisition of a business.

The ESBATech purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The valuation of these assets requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates.

The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions.  The following table summarizes the estimated fair values of net assets acquired:

Current assets	$1
Property, plant and equipment	2
Identifiable intangible assets	77
In-process research and development	104
Goodwill	40
Long term deferred income tax assets	40
Accounts payable and accrued liabilities	(2)
Long term deferred income tax liabilities	(40)
Other long term liabilities	(1)

Net assets acquired	$221

The Company's fair value estimates for the purchase price allocation may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Identifiable Intangible Assets

Acquired identifiable intangible assets include rights for the use of proprietary technologies for the development of ophthalmic pharmaceuticals.  The estimated amortization period is 20 years based on the projected useful life of the products developed by the use of the technology.

The estimated fair value of the acquired intangible assets was determined based on the use of a discounted cash flow model using an income approach for products developed from the acquired technology.  Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization.  The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

In Process Research and Development

In conjunction with the ESBATech acquisition, the Company allocated $104 of the acquisition price to acquired in process research and development assets.

These in process research and development assets are comprised of projects to develop technologies in the field of ophthalmic pharmaceuticals.  These assets were in an early stage of development as of the ESBATech acquisition date of September 15, 2009.

The estimated fair value of the in process research and development assets was determined based on the use of a discounted cash flow model using an income approach for the acquired technologies.  Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization.  The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

The major risks and uncertainties associated with the timely and successful completion of the acquired in process projects consist of the ability to confirm the safety and efficacy of the technology based on further research, the data from clinical trials, if necessary, and obtaining necessary regulatory approvals.  No assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of the projects will materialize as estimated, if at all.  For these reasons, among others, actual results may vary significantly from estimated results.

Goodwill

Goodwill represents the excess of the ESBATech purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of ESBATech provides the Company access to improved technology and a highly trained ESBATech work force as of the acquisition date.

The Company believes that these factors support the $40 of goodwill recognized as a result of the purchase price paid for ESBATech. The goodwill was allocated between the two business segments based on the acquisition models’ projected revenues, as shown in note 7, “Intangible Assets and Goodwill.”  The goodwill acquired in the ESBATech acquisition is expected to be deductible for tax purposes.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Three months ended September 30, 2009 compared to three months ended September 30, 2008

The following discussion compares operations for the three months ended September 30, 2009 to operations for the three months ended September 30, 2008.

Sales

The Company's global sales increased 5.9% to $1,614 million for the three months ended September 30, 2009 from the same period in 2008.  The effect of unfavorable exchange rates decreased global sales 3.1%.  Excluding the effect of foreign exchange fluctuations, global sales would have grown 9.0%, primarily reflecting volume growth during the three months ended September 30, 2009.

	Three Months Ended			Foreign	Change in
	September 30,			Currency	Constant
	2009	2008	Change	Change	Currency	(a)
	(in millions)
Geographic Sales

Alcon United States:
Pharmaceutical	$324	$301	7.6%	--%	7.6%
Surgical	304	275	10.5	--	10.5
Consumer Eye Care	105	105	--	--	--

Total United States Sales	733	681	7.6	--	7.6

Alcon International:
Pharmaceutical	335	308	8.8	(7.4)	16.2
Surgical	435	417	4.3	(4.1)	8.4
Consumer Eye Care	111	118	(5.9)	(5.9)	--

Total International Sales	881	843	4.5	(5.6)	10.1

Total Global Sales	$1,614	$1,524	5.9	(3.1)	9.0

(a)
Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2009 reported amounts, calculated using 2008 monthly average exchange rates, to the actual 2008 reported amounts.  Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth.  Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations.  Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices.  Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

    Alcon United States sales improved 7.6% to $733 million for the three months ended September 30, 2009, from $681 million for the comparable period in 2008.  This improvement was driven by sales increases for most of our pharmaceutical products, advanced technology intraocular lenses, other cataract and vitreoretinal products, and contact lens disinfectants.  These increases were partially offset by generic competition to TobraDex® suspension and a decrease in sales of artificial tears eye drops, due to initial retail distribution of a new artificial tears product in the third quarter of 2008.

Alcon International sales increased 4.5% to $881 million in the three months ended September 30, 2009, from $843 million in the same period of 2008.  The effect of unfavorable exchange rates decreased Alcon International sales 5.6%.  Excluding the effect of foreign exchange fluctuations, Alcon International sales would have grown 10.1%, primarily reflecting volume growth during the period.  Sales growth of our glaucoma products, intraocular lenses and our other cataract and vitreoretinal products were the main contributors to this performance.

	Three Months Ended			Foreign	Change in
	September 30,			Currency	Constant
	2009	2008	Change	Change	Currency (a)
	(in millions)
Global Product Sales

Infection/inflammation	$199	$208	(4.3)%	(3.8)%	(0.5)%
Glaucoma	286	242	18.2	(3.7)	21.9
Allergy	97	85	14.1	(1.2)	15.3
Otic/nasal	106	86	23.3	(1.1)	24.4
Other pharmaceuticals/rebates	(29)	(12)	N/M	N/M	N/M

Total Pharmaceutical	659	609	8.2	(3.8)	12.0

Intraocular lenses	278	256	8.6	(2.7)	11.3
Cataract/vitreoretinal	436	408	6.9	(2.2)	9.1
Refractive	25	28	(10.7)	(3.6)	(7.1)

Total Surgical	739	692	6.8	(2.4)	9.2

Contact lens disinfectants	119	119	--	(1.7)	1.7
Artificial tears	73	73	--	(5.5)	5.5
Other	24	31	(22.6)	(3.2)	(19.4)

Total Consumer Eye Care	216	223	(3.1)	(3.1)	--

Total Global Sales	$1,614	$1,524	5.9	(3.1)	9.0

N/M - Not Meaningful
(a)	See (a) on previous table.
Note:  Certain 2008 sales details have been reclassified to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products increased 8.2% during the three months ended September 30, 2009.  The effect of unfavorable exchange rates decreased global sales of our pharmaceutical products 3.8%.  Excluding the effect of foreign exchange fluctuations, our sales of pharmaceutical products would have grown 12.0%.  Sales of most of our pharmaceutical products reflected volume and price gains.  These gains were somewhat offset by the loss of patent protection for TobraDex® suspension in the United States.

Our line of glaucoma products includes TRAVATAN® ophthalmic solution, TRAVATAN Z® ophthalmic solution and DuoTrav™ ophthalmic solution.  TRAVATAN Z® enables doctors to treat glaucoma patients with a benzalkonium chloride ("BAC") free prostaglandin analogue formation.  DuoTrav™ is a combination of the prostaglandin analogue travoprost in TRAVATAN® with the beta blocker timolol.  Combined sales of our family of TRAVATAN® products grew 23.6% for the three months ended September 30, 2009, reflecting market share and volume growth in the United States and the International business segments.

During the three months ended September 30, 2009, Azopt® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor, and Azarga® ophthalmic suspension, a combination formulation of brinzolamide and timolol that was introduced in Europe subsequent to its approval in late 2008, posted a combined sales increase of 16.9%.

     Sales of Vigamox® ophthalmic solution, our leading anti-infective fluoroquinolone drug, increased 18.0% compared to 2008, reflecting global volume growth and price increases.  (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.)  NEVANAC® ophthalmic suspension is our non-steroidal anti-inflammatory drug ("NSAID") for the treatment of pain and inflammation associated with cataract surgery.  Sales of NEVANAC® grew 28.6% in the three months ended September 30, 2009 over the same period of the prior year, primarily due to market share and volume gains.

Pursuant to a prior legal settlement, a competitor of Alcon’s launched a generic version of Alcon’s branded TobraDex® ophthalmic suspension in the United States on January 1, 2009.  Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, also launched a generic version of TobraDex® ophthalmic suspension on January 2, 2009.  During the three months ended September 30, 2009, the combined sales of TobraDex® ophthalmic suspension and Falcon’s generic version of TobraDex® decreased 42.6% globally, primarily within the United States, over the same period of 2008.  With the expiration in September 2009 of a U.S. patent related to TobraDex®, we expect that the introduction of additional generic products will continue to reduce our sales and profits for TobraDex® for 2009.

Global sales of our leading allergy products, Patanol® and Pataday™ ophthalmic solutions increased 15.6% in the three months ended September 30, 2009, primarily from volume gains, price gains and changes in U.S. wholesaler purchasing patterns.

Sales of otic/nasal products increased 23.3% in the three months ended September 30, 2009, compared to the same period of 2008, including 2009 sales of Patanase® nasal spray, which was launched in May 2008.  Sales of CIPRODEX® otic suspension were positively influenced by market share gains and changes in wholesaler purchasing patterns, which offset a decrease in U.S. otic market volume during 2009.  (CIPRODEX® is a registered trademark of Bayer AG, licensed to Alcon by Bayer HealthCare AG.)  We expect that sales of CIPRODEX® may be softer in the fourth quarter of 2009 as retailers work through inventories that resulted from the unseasonably mild summer.

The change in the other pharmaceuticals/rebates line for the period ended September 30, 2009, compared to 2008, primarily reflects growth in rebates under the U.S. Medicaid program, attributable to increasing utilization rates and higher statutory discounts, and higher commercial rebates attributable to U.S. Medicare Part D sales.

Surgical

Global sales of our surgical products increased 6.8% to $739 million in the three months ended September 30, 2009, compared to 2008.  The effect of unfavorable exchange rates decreased global sales of our surgical products 2.4%.  Excluding the effect of foreign exchange fluctuations, our sales of surgical products would have increased 9.2%.  Higher sales of advanced technology intraocular lenses, monofocal intraocular lenses and cataract and vitreoretinal products accounted for the constant currency growth.

Sales of intraocular lenses increased 8.6% in the three months ended September 30, 2009 over the same period in 2008.  Excluding the 2.7% negative effect of foreign exchange fluctuations, intraocular lens sales would have increased 11.3%.  Global sales of our advanced technology lenses increased 34.2% in the three months ended September 30, 2009 and would have grown 37.7%, without the 3.5% negative effect of foreign exchange fluctuations.  Our advanced technology lenses include the AcrySof® ReSTOR® multifocal intraocular lens that corrects presbyopia and the AcrySof® Toric intraocular lens that corrects astigmatism.

Sales of other surgical products were adversely impacted by exchange rates but grew faster on a constant currency basis in the international markets due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products, market share and volume gains and the introduction of products in additional markets.  The solid constant currency sales growth came from most major product categories within the cataract and vitreoretinal product lines.

Refractive sales declined 10.7% to $25 million for the three months ended September 30, 2009.  Excluding the effect of foreign exchange fluctuations, refractive sales for 2009 would have decreased 7.1%, primarily as a result of global economic conditions.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care solutions, artificial tears and other general eye care products, decreased 3.1% to $216 million in the three months ended September 30, 2009, compared to $223 million in the three months ended September 30, 2008.  The effect of unfavorable exchange rates decreased global sales of our consumer eye care products 3.1%.  Excluding the effect of foreign exchange fluctuations, our sales of consumer eye care products would have been even with the three months ended September 30, 2008.

Sales of our contact lens disinfectants were flat in the three months ended September 30, 2009 compared to the same period in 2008.  Excluding the impact of foreign exchange, sales of contact lens care disinfectants would have increased 1.7%, due to sales growth of OPTI-FREE® Replenish® multi-purpose disinfecting solution.

Compared to the same period in 2008, sales of our artificial tears products, including Systane® and Systane® Ultra lubricant eye drops, would have grown 5.5% without the offsetting negative effect of foreign exchange fluctuations, primarily due to volume and price gains. Current year growth was negatively impacted by the initial retail distribution channel launch of Systane® Ultra in the United States in July 2008.  The 5.5% negative effect attributable to foreign exchange fluctuations held reported sales of our artificial tears products flat over 2008.

Gross Profit

Gross profit increased 3.3% to $1,215 million in the three months ended September 30, 2009 from $1,176 million in 2008.  Gross profit decreased as a percent of sales to 75.3% in the three months ended September 30, 2009 from 77.2% in 2008.  Gross profit margin declined as a result of the effect of differences in foreign currency exchange rates between the third quarters of 2009 and 2008, the loss of gross margin on sales of tobramycin/dexamethasone combination products from generic competition to TobraDex® and higher royalty expense.

Operating Expenses

Selling, general and administrative expenses decreased 5.4% to $474 million in the three months ended September 30, 2009 from $501 million in 2008.  Selling, general and administrative expenses decreased as a percentage of sales to 29.4% from 32.9% in 2008.  The decrease in expenses reflected the favorable effects of foreign currency fluctuations, labor savings from the 2009 workforce reduction and disciplined cost management programs.

Research and development expenses decreased 9.2% to $158 million (or 9.8% of sales) in the three months ended September 30, 2009 from $174 million (or 11.4% of sales) in 2008.  The decrease in research and development expenses was primarily a result of timing of projects and licensing expenditures compared to the same period in 2008.

Operating Income

Operating income increased 17.0% to $578 million in the three months ended September 30, 2009 from $494 million in 2008.  This increase in 2009 reflected the increase in gross profit and decreased operating expenses discussed above.

Alcon United States business segment operating income increased 14.7% to $438 million, or 59.8% of sales, in the three months ended September 30, 2009 from $382 million, or 56.1% of sales, in 2008.  Operating income as a percent of sales improved in 2009 primarily as a result of disciplined cost management programs and labor savings from the 2009 workforce reduction.

Alcon International business segment operating income increased 5.3% to $357 million, or 40.5% of sales, in the three months ended September 30, 2009 from $339 million, or 40.2% of sales in 2008.  In 2009, the operating income margin improved as result of reduced selling, general and administrative expenses. This improvement was partially offset by lower gross margins between the third quarters of 2009 and 2008.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.

Interest and Other Income (Expenses)

Interest income decreased 35.0% to $13 million in the three months ended September 30, 2009 from $20 million in 2008, primarily as a result of lower short term interest rates in 2009.  Interest expense decreased 76.9% to $3 million in the three months ended September 30, 2009 from $13 million in 2008, resulting from lower borrowings and decreased interest rates.

Other, net, included gains (losses) on investments for the three months ended September 30, 2009 and 2008 as follows:

	Three months ended September 30,
	2009	2008
	(in millions)

Realized gains (losses) on sale of investments	$(3)	$(7)
Unrealized gains (losses) on investments classified as trading securities	7	(31)
Other, net	2	(4)

Total	$6	$(42)

Alcon and its subsidiaries invest cash generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities.  The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income.  Certain of the Company's long term liabilities are evaluated with the help of outside consultants and are offset by a portfolio of investments.

Despite the significant weighting to cash, the Company had material exposure during 2008 to the following investment markets: fixed income securities, hedge funds, senior secured bank loans funds and equities.  The Company has requested redemption of its investments in hedge funds and expects to receive the majority of those proceeds before the end of 2009.

Income Tax Expense

Income tax expense increased to $79 million in the three months ended September 30, 2009 from a tax benefit of $178 million in the same period of 2008, making the effective tax rate not a meaningful comparison.   During the third quarter of 2008, the Company reached agreement with the U.S. Internal Revenue Service on all issues surrounding the acquisition and liquidation of its investment in former Summit Autonomous, Inc., the Company’s subsidiary responsible for its refractive research and manufacturing activities prior to November 2007.  As a result of this agreement, the Company recognized, in 2008, tax benefits totaling $240 million related to losses on the value of this investment, in addition to $29 million related to other reductions in the period.

The 13.3% effective tax rate for the three months ended September 30, 2009 reflected the combined effects of (i) differences in product and geographic earnings mix, including a larger share of research and development funding from the United States, (ii) the Swiss tax benefits associated with the expansion of the Company’s global administration operations in Switzerland, (iii) the passage of the research and experimentation credit in the fourth quarter of 2008 and (iv) period items related to audit settlements and other minor items.

Net Earnings

Net earnings decreased 17.9% to $515 million in the three months ended September 30, 2009 from $627 million in 2008.  This decrease resulted from the impact of the $240 million tax benefits recorded in 2008 offset by 2009 increases in sales, reductions in operating expenses and improved results from investment activities.

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

The following discussion compares operations for the nine months ended September 30, 2009 to operations for the nine months ended September 30, 2008.

Sales

The Company's global sales decreased 0.3% to $4,784 million for the nine months ended September 30, 2009 from the same period in 2008.  The effect of unfavorable exchange rates decreased global sales 5.9%.  Excluding the effect of foreign exchange fluctuations, global sales would have grown 5.6%, primarily reflecting volume growth during the nine months ended September 30, 2009.

	Nine Months Ended			Foreign	Change in
	September 30,			Currency	Constant
	2009	2008	Change	Change	Currency	(a)
	(in millions)
Geographic Sales

Alcon United States:
Pharmaceutical	$1,022	$1,027	(0.5)%	--%	(0.5)%
Surgical	858	805	6.6	--	6.6
Consumer Eye Care	301	309	(2.6)	--	(2.6)

Total United States Sales	2,181	2,141	1.9	--	1.9

Alcon International:
Pharmaceutical	976	956	2.1	(11.3)	13.4
Surgical	1,311	1,353	(3.1)	(10.0)	6.9
Consumer Eye Care	316	346	(8.7)	(11.0)	2.3

Total International Sales	2,603	2,655	(2.0)	(10.7)	8.7

Total Global Sales	$4,784	$4,796	(0.3)	(5.9)	5.6

(a)
Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2009 reported amounts, calculated using 2008 monthly average exchange rates, to the actual 2008 reported amounts.  Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth.  Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations.  Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices.  Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 1.9% to $2,181 million for the nine months ended September 30, 2009, from $2,141 million for the comparable period in 2008.  The increase was mostly due to market share gains in several product categories, including increased sales of glaucoma products and advanced technology intraocular lenses, offset by generic competition to TobraDex® suspension, lower market prescription volumes for some pharmaceutical products, lower cataract equipment sales and changes in retailer purchasing patterns for consumer products.

Alcon International sales decreased 2.0% to $2,603 million in the nine months ended September 30, 2009, from $2,655 million in the same period of 2008.  The effect of unfavorable exchange rates decreased Alcon International sales 10.7%.  Excluding the effect of foreign exchange fluctuations, Alcon International sales would have grown 8.7%, reflecting volume growth during the period.  International sales grew on a constant currency basis across all product lines.  Pharmaceutical sales growth in Japan and the organic sales growth in emerging markets were the main contributors to this performance.

	Nine Months Ended			Foreign	Change in
	September 30,			Currency	Constant
	2009	2008	Change	Change	Currency (a)
	(in millions)
Global Product Sales

Infection/inflammation	$609	$667	(8.7)%	(5.4)%	(3.3)%
Glaucoma	793	705	12.5	(6.9)	19.4
Allergy	400	384	4.2	(1.5)	5.7
Otic/nasal	285	256	11.3	(2.0)	13.3
Other pharmaceuticals/rebates	(89)	(29)	N/M	N/M	N/M

Total Pharmaceutical	1,998	1,983	0.8	(5.4)	6.2

Intraocular lenses	815	805	1.2	(6.9)	8.1
Cataract/vitreoretinal	1,276	1,263	1.0	(6.0)	7.0
Refractive	78	90	(13.3)	(5.5)	(7.8)

Total Surgical	2,169	2,158	0.5	(6.3)	6.8

Contact lens disinfectants	341	356	(4.2)	(3.4)	(0.8)
Artificial tears	208	209	(0.5)	(9.6)	9.1
Other	68	90	(24.4)	(6.6)	(17.8)

Total Consumer Eye Care	617	655	(5.8)	(5.8)	--

Total Global Sales	$4,784	$4,796	(0.3)	(5.9)	5.6

N/M - Not Meaningful
(a)	See (a) on previous table.
Note:  Certain 2008 sales details have been reclassified to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products increased 0.8% during the nine months ended September 30, 2009.  The effect of unfavorable exchange rates decreased global sales of our pharmaceutical products 5.4%.  Excluding the effect of foreign exchange fluctuations, our sales of pharmaceutical products would have grown 6.2%.  Sales of key products in most major therapeutic categories reflected volume gains and share growth.

Our line of glaucoma products includes TRAVATAN®, TRAVATAN Z® and DuoTrav™.  Even including the effects of foreign exchange, combined sales of our family of TRAVATAN® products grew 19.3% for the nine months ended September 30, 2009, reflecting growth in the United States and the International business segments.  During the nine months ended September 30, 2009, Azopt® and Azarga®, which was introduced in Europe subsequent to its approval in late 2008, posted a combined sales increase of 11.1%.

Sales of Vigamox®, our leading anti-infective fluoroquinolone drug, increased 5.5% compared to 2008 (6.6% excluding the 1.1% negative effect of foreign exchange fluctuations), reflecting volume and price growth.  Sales of anti-inflammatory NEVANAC® grew 17.8% in the nine months ended September 30, 2009 over the same period of the prior year, due primarily to new product registrations and market share growth outside the United States.

Pursuant to a prior legal settlement, a competitor of Alcon’s launched a generic version of Alcon’s branded TobraDex® ophthalmic suspension in the United States on January 1, 2009.  Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, also launched a generic version of TobraDex® ophthalmic suspension on January 2, 2009.  During the nine months ended September 30, 2009, the combined sales of TobraDex® ophthalmic suspension and Falcon’s generic version of TobraDex® decreased 36.9% globally, primarily within the United States, over the same period of 2008.  With the expiration in September 2009 of a U.S. patent related to TobraDex®, we expect that the introduction of additional generic products will continue to reduce our sales and profits for TobraDex® for 2009.

In the nine months ended September 30, 2009, sales of our leading allergy products, Patanol® and Pataday™, grew 5.2%.  The increase in sales reflected volume growth outside the United States, driven by a strong allergy season in Japan, and price growth in the United States.  A contraction in the U.S. allergy market during the first nine months of 2009 was partially offset by expanded market share.

Sales of otic/nasal products increased 11.3% in the nine months ended September 30, 2009 over the same period of 2008, despite contraction in the market for otic products.  Sales of CIPRODEX® otic suspension were positively influenced by market share gains and price increases, which offset a decrease in U.S. otic market volume during 2009.  Sales in 2009 also increased by market share gains for our nasal spray, Patanase®, which was launched in May 2008.

The change in the other pharmaceuticals/rebates line for the nine months ended September 30, 2009, compared to 2008, primarily reflects growth in rebates under the U.S. Medicaid program, attributable to increasing utilization rates and higher statutory discounts, and higher commercial rebates attributable to U.S. Medicare part D sales.

Surgical

Global sales of our surgical products increased 0.5% to $2,169 million in the nine months ended September 30, 2009, compared to 2008.  The effect of unfavorable exchange rates decreased global sales of our surgical products 6.3%.  Excluding the negative effect of foreign exchange fluctuations, our sales of surgical products would have increased 6.8%.  Higher sales of advanced technology intraocular lenses and cataract and vitreoretinal products accounted for the constant currency growth.

Sales of intraocular lenses increased 1.2% in the nine months ended September 30, 2009 over the same period in 2008.  Excluding the 6.9% negative effect of foreign exchange fluctuations, intraocular lens sales would have increased 8.1%.  Reported global sales of our advanced technology lenses, such as the AcrySof® ReSTOR® and the AcrySof® Toric, increased 22.1% in the nine months ended September 30, 2009 and would have grown 28.9%, without the 6.7% negative effect of foreign exchange fluctuations.

Sales of other surgical products were adversely impacted by exchange rates but grew faster on a constant currency basis in the International business segment due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and the introduction of products in additional markets.  The solid constant currency sales growth came from most major product categories within the cataract and vitreoretinal product lines.

Refractive sales declined 13.3% to $78 million for the nine months ended September 30, 2009.  Refractive sales for 2009 decreased primarily as a result of global economic conditions.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care solutions, artificial tears and other general eye care products, decreased 5.8% to $617 million in the nine months ended September 30, 2009, compared to $655 million in the nine months ended September 30, 2008.  The effect of unfavorable exchange rates decreased global sales of our consumer eye care products 5.8%.  Excluding the effect of foreign exchange fluctuations, our sales of consumer eye care products would have been even with the prior year.

Sales of our contact lens disinfectants declined 4.2% in the nine months ended September 30, 2009 compared to the same period in 2008.  Excluding the impact of foreign exchange fluctuations, sales of contact lens disinfectants decreased 0.8%, due to changes in retailer purchasing patterns for our contact lens disinfectants in the United States, declines in the market for branded multi-purpose solutions and competitive pressures.

Sales of our artificial tears products decreased 0.5% over the same period in 2008.  Excluding the effect of foreign exchange fluctuations, sales of our artificial tears products increased 9.1%.  The increase was primarily due to share gains for our Systane® product line.

Gross Profit

Gross profit decreased 0.5% to $3,616 million in the nine months ended September 30, 2009 from $3,635 million in 2008.  Gross profit decreased as a percent of sales to 75.6% in the nine months ended September 30, 2009 from 75.8% in 2008.  Gross profit margin declined as a result of the loss of gross margin on sales of tobramycin/dexamethasone combination products from generic competition to TobraDex®, the effect of differences in foreign currency exchange rates and higher royalty expense.

Operating Expenses

Selling, general and administrative expenses decreased 6.5% to $1,414 million in the nine months ended September 30, 2009 from $1,512 million in 2008.  Selling, general and administrative expenses decreased as a percentage of sales to 29.6% from 31.5% in 2008.  In 2009, we experienced the costs of sales force additions in selected Asian and European countries, as well as lapping costs of prior year sales force additions that took place progressively after the first quarter of 2008 in the United States, Japan and emerging markets to support new product launches and/or increased direct selling share-of-voice competitiveness, and the in-period costs of the reduction in other workforce.  These costs were more than offset by the favorable effects of foreign currency fluctuations, lower share-based payments expense, and disciplined cost management programs.

Research and development expenses were flat at $461 million (or 9.6% of sales) in the nine months ended September 30, 2009 compared to the same period in 2008.  Expense reductions from cancelled projects were offset by investments in new projects, collaborations and technologies.  We expect that the ESBATech acquisition and the timing of certain other projects and licensing transactions will increase research and development expenses in the fourth quarter of 2009.

Amortization of intangibles decreased to $17 million in the nine months ended September 30, 2009, from $22 million in 2008.  Certain paid-up licenses became fully amortized in 2008, reducing amortization expense.

Operating Income

Operating income increased 5.1% to $1,724 million in the nine months ended September 30, 2009, compared to 2008.  The operating income in 2009 reflected the decrease in gross profit (from lower sales and other factors discussed above), which was offset by reduced operating expenses discussed above.

Alcon United States business segment operating income increased 6.7% to $1,266 million, or 58.0% of sales, in the nine months ended September 30, 2009 from $1,186 million, or 55.4% of sales, in 2008.  Operating income as a percent of sales improved in 2009 as a result of lower operating expenses.

Alcon International business segment operating income increased 2.2% to $1,108 million, or 42.6% of sales, in the nine months ended September 30, 2009 from $1,084 million, or 40.8% of sales in 2008.  In 2009, the operating income margin improved primarily as a result of improved disciplined cost management to generate operating expense ratio leverage.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.

Interest and Other Income (Expenses)

Interest income decreased 43.9% to $37 million in the nine months ended September 30, 2009 from $66 million in 2008, primarily as a result of lower short term interest rates, partially offset by slightly higher balances of cash and cash equivalents in 2009.  Interest expense decreased 71.1% to $13 million in the nine months ended September 30, 2009 from $45 million in 2008, resulting from lower borrowings and decreased interest rates.

Other, net, included gains (losses) on investments for the nine months ended September 30, 2009 and 2008 as follows:

	Nine months ended September 30,
	2009	2008
	(in millions)

Realized gains (losses) on sale of investments	$(61)	$(8)
Unrealized gains (losses) on investments classified as trading securities	73	(41)
Other, net	--	(3)

Total	$12	$(52)

Alcon and its subsidiaries invest cash generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities.  The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income.  Certain of the Company's long term liabilities are evaluated with the help of outside consultants and are offset by a portfolio of investments.

Despite the significant weighting to cash, the Company had material exposure during the first two quarters of 2009 and most of 2008 to the following investment markets: fixed income securities, hedge funds, senior secured bank loans funds and equities.  The Company has requested redemption of its investments in hedge funds and expects to receive the majority of those proceeds before the end of 2009.

Income Tax Expense

Income tax expense increased to $210 million in the nine months ended September 30, 2009 from a tax benefit of $21 million in the same period of 2008, making the effective tax rate not a meaningful comparison.  During the third quarter of 2008, the Company reached agreement with the U.S. Internal Revenue Service on all issues surrounding the acquisition and liquidation of its investment in former Summit Autonomous, Inc., the Company’s subsidiary responsible for its refractive research and manufacturing activities prior to November 2007.  As a result of this agreement, the Company recognized, in 2008, tax benefits totaling $240 million related to losses on the value of this investment, in addition to $38 million related to other reductions in the period.

The 11.9% effective tax rate for the nine months ended September 30, 2009 reflected the combined effects of (i) differences in product and geographic earnings mix, including a larger share of research and development funding from the United States, (ii) the Swiss tax benefits associated with the expansion of the Company’s global administration operations in Switzerland, (iii) the passage of the research and experimentation credit in the fourth quarter of 2008 and (iv) period items related to audit settlements, APA negotiations, the lapse of statutes of limitations and other minor items.

Net Earnings

Net earnings decreased 4.6% to $1,549 million in the nine months ended September 30, 2009 from $1,623 million in 2008.  This decrease resulted from the impact of the $240 million tax benefits recorded in 2008 offset by 2009 reductions in selling, general and administrative expenses and improved results from investment activities.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At September 30, 2009, the Company reported cash and cash equivalents of $2,519 million, short term borrowings and total long term debt of $725 million and consolidated shareholders' equity of $5,400 million.  As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland and Bermuda, while the Company's debt is borrowed in subsidiary operating companies located elsewhere.

A portion of the Company's assets was held and invested through an irrevocable Rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  At September 30, 2009, the accompanying condensed consolidated balance sheet included net assets of the trust (cash and cash equivalents of $44 million, short term investments of $215 million and long term investments of $28 million) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

In order to receive an expedited return of assets held by Lehman Brothers International (Europe) London (in administration) as discussed in note 3 to the condensed consolidated financial statements, Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement.  The amount of funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

Contingencies

As further discussed in note 14 to the condensed consolidated financial statements, the Company and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement.  The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations.  Litigation contingencies are subject to change based on settlements and court decisions.

Cash Flows

During the nine months ended September 30, 2009, the Company generated operating cash flow of $1,775 million, compared to $1,695 million in 2008.  Although net earnings decreased in 2009, operating cash flow in 2009 increased because net earnings in 2008 included recognition of tax benefits that reduced liabilities rather than increasing cash flow in the nine months ended September 30, 2008.

Investing Activities

Net cash used in investing activities in the nine months ended September 30, 2009 was $250 million, compared to $224 million used in investing activities in 2008.  Sales and maturities of investments provided cash from investing activities to a greater extent in 2009 than in 2008, as certain adjustments were made in the investment portfolio.  Capital expenditures increased in 2009, when compared to 2008.  Our capital expenditures were made principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure.

In 2009, we broke ground to build a facility in Singapore that will manufacture pharmaceuticals to be distributed throughout most of Asia.  We plan for the 250,000 square foot facility to be fully functional in 2012.

In September 2009, we acquired the Swiss biotechnology firm ESBATech AG.  We believe this acquisition provides a sustainable platform of biologic development utilizing antibody fragment technology particularly suited to treat ocular diseases.  Note 15 to the condensed consolidated financial statements provides more information on this acquisition.

In October 2009, the German requirements were met to complete the acquisition of the outstanding minority shares of WaveLight AG and the listing of such shares has been terminated.  As a result, WaveLight AG became wholly owned by Alcon, Inc.

Financing Activities

During the nine months ended September 30, 2009, we decreased our short term borrowings by $395 million.  Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

In February 2009, approximately 1.2 million employee share-settled stock appreciation rights and over 150,000 employee stock options became exercisable.  The exercise price of $122.90 per share applicable to these instruments was greater than the market price on that date and through September 30, 2009.  During 2009, approximately 366,000 stock options were exercised, providing proceeds of $21 million to the Company.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that were granted in 2002 and 2003, as well as for share-based awards granted after December 31, 2007.

Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 27 million Alcon common shares to, among other things, satisfy the exercise of equity awards granted to employees that are scheduled to become exercisable in 2007 through 2012.  To the extent such share purchases are not required for employee awards, the board may present the shares for approval of cancellation at future shareholders' meetings.  Through September 30, 2009, we cumulatively have purchased approximately 25.4 million Alcon common shares (including approximately 62,000 shares in 2009) for $2,705 million (including $5 million in 2009).

In December 2008, as a result of the agreement between Nestlé S.A. and Novartis AG discussed in note 13 to the condensed consolidated financial statements, the Company discontinued the purchase of Alcon common shares in the open market under all share repurchase programs.  However, the Company continues to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

On May 5, 2009, Alcon's shareholders approved a proposal by our board of directors to cancel 1,043,400 Alcon common shares that were purchased as treasury shares and to reduce Alcon's share capital by a corresponding amount.  After the fulfillment of certain formal Swiss requirements, the cancellation became effective in August 2009.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders.  Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders.  On May 5, 2009, we declared a dividend of CHF 3.95 per common share, or approximately $3.50 per common share at the exchange rate in effect on May 5, 2009, totaling $1,048 million.

Capital Resources

We expect to meet our current working capital and liquidity needs primarily through cash and cash equivalents, the liquidation of short term investments, and, to the extent necessary, short term borrowings.  We expect to meet future liquidity requirements through operating cash flows and through issuances of commercial paper under the facility described below or other debt, the combination of which we believe would be sufficient, even if our sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of September 30, 2009, the Company had credit and commercial paper facilities totaling approximately $3 billion available worldwide, including a $2 billion commercial paper facility.  As of September 30, 2009, $308 million of the commercial paper was outstanding at an average interest rate of 0.1% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances.  In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($56 million) maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan.  Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained.  We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's-length transaction.  The loan contains a provision that may accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

The Company also had available commitments of $269 million under unsecured revolving credit facilities with Nestlé and its affiliates; at September 30, 2009, $25 million was outstanding under these credit facilities.  Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $706 million under which there was an aggregate outstanding balance of $331 million at September 30, 2009.  Most of the credit facilities with Nestlé and third parties have terms for less than one year and accrue interest at a rate consistent with local borrowing rates.  In aggregate, these facilities had a weighted average interest rate of 2.7% at September 30, 2009.

Valuation of Financial Instruments

The Fair Value Measurements and Disclosures Topic of the ASC defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Company has hired investment managers to invest funds primarily in liquid, short term high-quality fixed income investments or equity securities.  The investments are held at a global custodian and priced using the custodian’s pricing matrix, which primarily includes broker/dealer quotes in active markets.  The pricing on these securities has not been adjusted by the Company.  The Company has reviewed its global custodian's pricing source hierarchy, which details the preferred pricing source and method for each asset class.  Due to the nature of the pricing sources, the Company has classified these investments as either Level 1 or Level 2.

As indicated in note 6 to the condensed consolidated financial statements, financial assets presented at fair value and categorized as Level 3 were corporate investments held in funds professionally managed by investment managers.  These Level 3 financial assets were marked to net asset values furnished in statements received from fund custodians, whose statements reflect valuations conducted according to their respective fund pricing policies and asset types.  The Company evaluated these pricing policies utilized by the investment advisors and validated certain fair value measurements.

The financial assets presented at fair value and categorized as Level 3 were generally consistent at September 30, 2009, as compared with December 31, 2008.  There were no financial liabilities categorized as Level 3 at the reporting dates.  The table presented below summarized the Company's Level 3 assets at September 30, 2009 and December 31, 2008:

	September 30,	December 31,
	2009	2008
	(in millions)

Level 3 assets	$31	$261
Less: Level 3 derivative liabilities	--	--

Level 3 assets (net of derivative liabilities)	$31	$261

Total assets	$8,155	$7, 551

Total assets measured at fair value	$533	$599
Less: derivative liabilities measured at fair value	(2)	(5)

Assets measured at fair value (net of derivative liabilities)	$531	$594

Level 3 assets as a percent of total assets	Less than 1%	3%
Level 3 assets as a percent of total assets measured at
fair value	6%	44%
Level 3 assets (net of derivative liabilities) as a percent of assets
measured at fair value (net of derivative liabilities)	6%	44%

For a further discussion regarding the measurement of financial instruments, see note 6 to the condensed consolidated financial statements.

Market Risks

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks.  At September 30, 2009, the majority of our borrowings were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments.  We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers.  We believe that these credit risks are well diversified, and our staff actively manages these risks.  Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies.  It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 15% of the outstanding balance of our gross accounts receivable.  No single customer accounted for more than 10% of the Company’s consolidated sales in the nine months ended September 30, 2009.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers.  In general, these loans and other transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000.  We conduct credit analyses of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment.  Over the last 22 years, we have offered financing programs for surgical equipment and losses have not been material to our operations.  In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk.  This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.  We use foreign currency derivative financial instruments as risk management tools.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates.  Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales.  The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged.  A number of these contracts are executed through Nestlé to take advantage of its expertise and economies of scale.

New Accounting Standards

In December 2008, the FASB amended the Compensation – Retirement Benefits Topic 715-20-50-1 for defined benefit plans.  This amendment requires more detailed annual disclosure about employers' plan assets, including an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets.  This amendment is effective for fiscal years ending after December 15, 2009.  The Company continues to review this amendment and has not yet determined the impact, if any, of its adoption on the Company’s financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, "Measuring Liabilities at Fair Value" ("ASU 2009-05"). This update provides amendments to ASC Topic 820, "Fair Value Measurements and Disclosure" for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009. The Company does not expect this update to have a significant impact on the Company's consolidated financial statements.

      In September 2009, the FASB issued Accounting Standards Update No. 2009-12, "Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"). This update provides amendments to ASC Topic 820, "Fair Value Measurements and Disclosure" for the fair value measurement of investments in entities that calculate net asset value. ASU 2009-12 is effective for reporting periods ending after December 15, 2009. The Company does not expect this update to have a significant impact on the Company's consolidated financial statements.

      In September 2009, the FASB issued Accounting Standards Update No. 2009-13, "Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force" ("ASU 2009-13"). This update provides amendments to ASC Topic 605, "Revenue Recognition" for the measurement of revenue under multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company has begun to review this update and has not yet determined the impact, if any, of its adoption on the Company's consolidated financial statements.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency monetary assets and liabilities resulting from changes in exchange rates.  Foreign currency forward contracts are used primarily to hedge intercompany receivables and payables.  The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on the derivative contracts substantially offset losses and gains on the underlying assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates.  Because we target hedging less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would primarily offset gains or losses on the underlying foreign currency assets or liabilities.  Regarding foreign currency forward contracts, an instantaneous 10% appreciation in the value of foreign currencies against the U.S. dollar at September 30, 2009 would have decreased our earnings before income taxes by approximately $36 million.  We believe that such losses would be primarily offset by gains on the underlying foreign currency assets or liabilities.

  At September 30, 2009, our financial instruments were as follows:

$313 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany receivables and loans (denominated in various currencies) held by a Swiss subsidiary.

$125 million equivalent notional amount of forward currency swap agreements intended to offset exposure resulting from intercompany loans denominated in Japanese yen in our Belgian and Italian subsidiaries.

$2 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$55 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany loans held by Alcon and local taxes (denominated in euros, British pounds sterling and Swiss francs).

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks that could impact our results of operations and financial position.  At September 30, 2009, the majority of our borrowings were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments.  We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.42% at September 30, 2009) instrument.  At September 30, 2009, the fair value of the interest rate swap was $1 million, based on market data including the relevant interest rate.  The equivalent notional principal amount at September 30, 2009 was $56 million.

  At September 30, 2009, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

		Annual Pretax Earnings Effect
	Fair Value/	100 Basis	100 Basis
	Notional Amount	Points Decrease	Points Increase
	Segment	in Rates	in Rates
Variable Rate Instruments
Assets:
Cash and Cash Equivalents - Variable Rate	$2,519	$(25)	$25

Liabilities:
Short Term Debt - Variable Rate	664	7	(7)
Interest Rate Swaps – Variable Rate	56	1	(1)

Net		$(17)	$17

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed within specific risk parameters.  The market value of the Company's fixed income portfolios classified as available-for-sale investments was approximately $467 million at September 30, 2009; of which $113 million were U.S. government and agency securities, $150 million were a senior secured bank loans fund, $152 million were mortgage-backed securities and a related fund, $39 million were corporate debt securities, and $13 million were certain other investments.  The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

Equity and Other Market Risk

Management reevaluated the Company's overall investment portfolio strategy and mix of investments in light of market conditions late in 2008.   In December 2008, the board of directors authorized the Company to liquidate holdings in hedge funds and real estate investment trusts in an effort to reduce investment portfolio volatility.  In January 2009, the Company sold its investment in real estate investment trusts. The Company has filed redemption requests with the managers of the hedge funds and expects to receive the majority of the proceeds of these redemptions before the end of 2009.  Proceeds from these liquidations in 2009 are being reinvested primarily in cash, cash equivalents and investment-grade fixed income investments.

We purchase equity securities and other investments as part of our overall investment strategy for corporate liquidities.  The Company's equity investments are professionally managed by firms with long term performance records.  Investment managers are required to operate within guidelines established by the Company, and asset allocation and performance are monitored regularly.  At September 30, 2009, the fair value of the Company's equity securities, hedge funds and certain other investments were $28 million, $31 million and $2 million, respectively.  The equity securities and other investments are classified as available-for-sale, while the hedge funds are classified as trading securities.

     The values of these investments are subject to market price volatility.  The following table shows the potential impact to the fair value of this portion of the investment portfolio assuming a hypothetical change in value of each security of a decline and an increase of 10%.

	Value of Securities Given		Value of Securities Given
	Hypothetical 10% Decline	Fair Value as of	Hypothetical 10% Increase
	in Price of All Securities	September 30, 2009	in Price of All Securities
		(in millions)

Equities	$25	$28	$31
Hedge Funds	28	31	34
Other	2	2	2

Total	$55	$61	$67

While actual market prices for individual securities of this type can be volatile, this sensitivity assumes that all securities in the portfolio exhibit the same volatility concurrently.  Security market prices change in a more complex fashion than presented.

ITEM 4.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases made during the nine-month period ended September 30, 2009 by or on behalf of Alcon or any "affiliated purchaser" of Alcon common shares that are registered pursuant to section 12 of the Exchange Act.

PURCHASES OF EQUITY SECURITIES

			Total Number of
			Shares Purchased	Maximum Number
	Total Number		as Part of Publicly	of Shares That May
	of Shares	Average	Announced Plans	Yet Be Purchased
	Purchased	Price Paid	or Programs	under the Plans
Period	(a)(b)(c)	per Share	(a)(b)(c)	or Programs (d) (e)

January 1 to 31, 2009	448	$89.07	448	1,838,403
February 1 to 28, 2009	48,873	81.97	48,873	1,789,530
March 1 to 31, 2009	173	82.44	173	1,789,357
April 1 to 30, 2009	10,971	91.08	10,971	1,778,386
May 1 to 31, 2009	533	94.55	533	1,777,853
June 1 to 30, 2009	452	111.85	452	1,777,401
July 1 to 31, 2009	88	120.45	88	1,777,313
August 1 to 31, 2009	322	128.50	322	1,776,991
September 1 to 30, 2009	618	136.28	618	1,776,373

Total	62,478	84.78	62,478	N/A

(a)	Based on settlements occurring within the month.

(b)	Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)
In addition to the purchases disclosed in this table, during 2009 the Company also acquired 4,596 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)
On September 7, 2007, Alcon's board of directors authorized the purchase in the market of up to an additional 2,000,000 Alcon common shares.  The Company plans to use the acquired shares to cover expected future exercises of employee share-based awards.  From time to time, the Company may purchase shares in the open market.

(e)
In December 2008, as a result of the agreement between Nestlé and Novartis discussed in note 13 to the condensed consolidated financial statements, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs.  However, the Company has continued to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business.  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements.  Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements.  These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; resources devoted to research and development may not yield new products that achieve commercial success; changes caused by regulatory or market forces in the prices we receive for our products; the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism; inability to attract qualified personnel, which could negatively impact our ability to grow our business; difficulty protecting our intellectual property rights; the occurrence of environmental liabilities arising from our operations; a weakening economy could effect demand for our products; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries.  You should read this report with the understanding that our actual future results may be materially different from what we currently expect.  We qualify all of our forward-looking statements by these cautionary statements.  Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon’s subsidiaries.  Cipro® and Ciprodex® are registered trademarks of Bayer AG, licensed to Alcon by Bayer HealthCare AG.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.

ITEM 5.  EXHIBITS

1010.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	October 28, 2009	By	/s/ Joanne Beck
Name: Joanne Beck
Title: General Manager

Date	October 28, 2009	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact